

August 27, 2010

Via Facsimile and U.S. Mail

Jeffrey J. Rosen, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022

> **Re:** **3Par Inc.**
> **Amendment No. 1 to Schedule TO-T**
> **Filed by Dell Trinity Holdings Corp.**
> **Filed August 26, 2010**
> **Schedule TO-T**
> **Filed August 23, 2010**
> **File No. 5-83579**

Dear Mr. Rosen:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

General

1. Please advise us as to whether Dell Inc. should be included as a bidder in the Offer. Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included. In this regard, we note that Dell Trinity Holdings Corp. was formed for the purpose of acquiring 3Par, has not conducted any business activities other than those related to the Offer and Merger, and is

wholly owned by Dell Inc. We also note that Dell Inc. will be providing the financing for the Offer.

What are the most significant conditions to the Offer, page S-iii

2. Please revise to estimate the number of shares required to be tendered in order to satisfy the Minimum Condition. We note that the actual number of Shares required to satisfy the Minimum Condition will depend on the actual number of Shares outstanding at expiration.

3. We note the bidders' right to waive conditions. If the bidders decides to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the Minimum Condition or Antitrust Approvals would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders' views on this issue. See Rule 14d-4(d).

Projected Financial Information, page 12

4. We note that you have included non-GAAP financial measures in this section. Please advise us as to the consideration given to whether these non-GAAP projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Source and Amount of Funds, page 15

5. We note that the total amount required to purchase all of the Shares in the Offer has increased to $1.54 billion. Please revise to update the source of the consideration for the additional cost or advise us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

· the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions